UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vulcan Materials Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

92916010

(CUSIP Number)

Gerald Ratner

Gould & Ratner

222 North LaSalle Street, Suite 800

Chicago, IL 60601

(312) 236-3003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.      92916010        13D     Page     3          of         9          Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Management Group, LLC
I.R.S. Identification No.: 36-4245844

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)        [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS:   OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):   [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7          SOLE VOTING POWER: **

8          SHARED VOTING POWER: **

9          SOLE DISPOSITIVE POWER: **

10        SHARED DISPOSITIVE POWER: **

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14        TYPE OF REPORTING PERSON: IA

 ** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer

 CUSIP No.     92916010        13D     Page     4          of         9          Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James A. Star

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)        [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS:  OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7          SOLE VOTING POWER: **

8          SHARED VOTING POWER: **

9          SOLE DISPOSITIVE POWER: **

10        SHARED DISPOSITIVE POWER: **

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14        TYPE OF REPORTING PERSON: IN

 ** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer

 CUSIP No.     92916010        13D     Page     5          of         9          Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William H. Crown

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)        [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS:  OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7          SOLE VOTING POWER: **

8          SHARED VOTING POWER: **

9          SOLE DISPOSITIVE POWER: **

10        SHARED DISPOSITIVE POWER: **

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14        TYPE OF REPORTING PERSON: IN

  ** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer

CUSIP No.      92916010        13D     Page     6          of         9          Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geoffrey F. Grossman

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)        [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS:  OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7          SOLE VOTING POWER: **

8          SHARED VOTING POWER: **

9          SOLE DISPOSITIVE POWER: **

10        SHARED DISPOSITIVE POWER: **

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14        TYPE OF REPORTING PERSON: IN

  ** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer

The Reporting Persons (as defined below) listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.  This Statement is an amendment of the Schedule 13D filed on December 10, 1986, as amended by Amendment No. 1, filed July 2, 1999, as amended by Amendment No. 2, filed July 7, 2003, as amended by Amendment No. 3, filed January 12, 2004 (the “Original Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remain true, complete, and correct.

ITEM 5.           Interest in Securities of the Issuer

            Items 5(a), 5(b), 5(c), and 5(e) are hereby amended to read as follows:

(a) - (b) Each of the Reporting Persons (as such persons are identified in the Original Schedule 13D) beneficially own less than 5.0% of the outstanding shares of Common Stock as of February 3, 2004, calculated in accordance with Rule 13d-3 under the Exchange Act.

 (c) The following dispositions of shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred since the date during the past sixty days in the public market:

(i) 91,400 shares at $49.6618 per share on January 13, 2004;

(ii) 75,100 shares at $50.0000 per share on January 15, 2004;

(iii) 42,700 shares at $50.0549 per share on January 16, 2004;

(iv) 36,900 shares at $49.8797 per share on January 21, 2004;

(v) 76,000 shares at $49.8701 per share on January 22, 2004;

(vi) 7,800 shares at $49.9749 per share on January 23, 2004;

(vii) 97,800 shares at $50.0000 per share on January 27, 2004;

(viii) 50,000 shares at $49.9961 per share on January 27, 2004; and

(ix) 131,800 shares at $48.0143 per share on February 3, 2004.

 (e) On February 3, 2004, each of the Reporting Persons ceased to be deemed the beneficial owner of more than 5.0% of the outstanding shares of Common Stock

ITEM 7.           Material to be Filed as Exhibits

A Joint Filing Agreement, dated as of February 3, 2004, by and among the Reporting Persons is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Longview Management Group, LLC

            By: __________________________________

                        James A. Star, President

            ______________________________________

            James A. Star

            ______________________________________

            William H. Crown

            ______________________________________

            Geoffrey F. Grossman, not individually but

            solely as trustee of the Edward Memorial Trust

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $1.00 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

February 3, 2004

            Longview Management Group, LLC

            By: __________________________________

                        James A. Star, President

            ______________________________________

            James A. Star

            ______________________________________

            William H. Crown

            ______________________________________

            Geoffrey F. Grossman, not individually but

            solely as trustee of the Edward Memorial Trust